Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(In thousands, except ratios)

	Year Ended December 31,
Earnings	2016	2015	2014	2013	2012
Income (loss) before income taxes	$24,504	$24,361	$15,897	$11,843	$(72)
Plus:
Total fixed charges	9,938	12,198	16,447	14,638	22,370
Less:
Preferred stock dividends[1]	-	3,122	5,463	852	6,635
Total earnings	$34,442	$33,437	$26,881	$25,629	$15,663

Fixed charges
Total interest expense[2]	$9,938	$9,076	$10,984	$13,786	$15,735
Interest included in operating lease rental expense	-	-	-	-	-
Preferred stock dividends[1]	-	3,122	5,463	852	6,635
Total fixed charges	$9,938	$12,198	$16,447	$14,638	$22,370

Ratio of earnings to fixed charges and preferred stock dividends	3.47	2.74	1.63	1.75	0.70

Ratio of earnings to fixed charges	3.47	3.68	2.45	1.86	1.00

Earnings
Income (loss) before income taxes	$24,504	$24,361	$15,897	$11,843	$(72)
Plus:
Total fixed charges excluding interest on deposits	5,509	8,263	11,209	7,005	12,499
Less:
Preferred stock dividends[1]	-	3,122	5,463	852	6,635
Total earnings	$30,013	$29,502	$21,643	$17,996	$5,792

Fixed charges
Total interest expense[2]	$9,938	$9,076	$10,984	$13,786	$15,735
Interest included in operating lease rental expense	-	-	-	-	-
Preferred stock dividends[1]	-	3,122	5,463	852	6,635
Less:
Interest expense on deposits	4,429	3,935	5,238	7,633	9,871
Total fixed charges excluding interest on deposits	$5,509	$8,263	$11,209	$7,005	$12,499

Ratio of earnings to fixed charges and preferred stock dividends
(excluding interest on deposits)	5.45	3.57	1.93	2.57	0.46

Ratio of earnings (loss) to fixed charges (excluding interest on deposits)	5.45	5.74	3.77	2.92	0.99

1 The preferred stock dividends amount has been grossed up to compute the pre-tax income equivalent assuming and estimated 40% tax rate.

2 Interest expense includes interest expense on deposits and other debt and amortization of debt issuance costs.